UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Rawls, IV, O'Bealie
   Two Piedmont Center, Suite 400
   3565 Piedmont Road, N.E.

   Atlanta, Georgia  30305-1502
2. Issuer Name and Ticker or Trading Symbol
   Medirisk, Inc. (MDMD)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President &
   Group General Manager
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     538            D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $2.31250        09/10/98       A         20,000                            09/10/99 (1) 09/10/08
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Non-Qualified Stock Option     09/10/98  Common Stock                   20,000                    20,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
20% of the options will become exercisable on the date shown; an additional 20% becomes exercisable on each of the succeeding four anniversaries.
-
The total amount of non-derivative securities indicated as being directly beneficially owned at year-end include shares acquired by the reporting person pursuant to one or more of the issuer's employee stock purchase plans (collectively, the "ESPP") .  This report
 (including the voluntary reporting of all year-end direct and/or indirect beneficial ownership of non-derivative securities) is being filed, at least in part, in order to satisfy the reporting person's disclosure obligations with respect to such direct ESPP holdings.

SIGNATURE OF REPORTING PERSON
/S/ Rawls, IV, O'Bealie
DATE 02/05/99